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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NUMBER
8- 49130

REPORT FOR THE PERIOD BEGINNING 11/01/2007 AND ENDING 10/31/2008

MM/DD/YYY   **BEST AVAILABLE COPY** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NORTHERN CAPITAL SECURITIES CORPORATION

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESSS OF PRINCIPLE PLACE OF BUSINESS: (Do not use P.O. Box No.)

300 BRICKSTONE SQUARE

(No. and Street)

ANDOVER	MA	01810
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

DAVID OLDAKER   978-475-8525

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LARRY LIBERFARB, PC

(Name – if individual, state first, last, middle name)

11 VANDERBILT AVENUE	NORWOOD	MA	02062
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

PROCESSED
FEB   5 2009
THOMSON REUTERS

FOR OFFICAL USE ONLY

*Claims for exemption from the requirements that the annual report be covered by the opinion of an independent public accountant must be supported
by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17-a-8(e)(2)

OATH OR AFFIRMATION

I, DAVID OLDAKER _____ ,swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

NORTHERN CAPITAL SECURITIES CORPORATION _____ , as of

OCTOBER 31 _____ , 20 08 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principle officer or director has any proprietary interest in any account classified soley as that of

A customer, except as follows:

> JOSEPH P. SAVOIE
> Notary Public
> COMMONWEALTH OF MASSACHUSETTS
> My Commission Expires
> June 28, 2013

_____
Signature

PRESIDENT _____

Title

_____
Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control requirements Under Rule 15c2-3.
- ☒ (j) A Reconciliation. Including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

* For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



NORTHERN CAPITAL SECURITIES CORPORATION

FINANCIAL STATEMENTS

OCTOBER 31, 2008

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report

Board of Directors
Northern Capital Securities Corporation

We have audited the accompanying statement of financial condition of Northern Capital Securities Corporation (the Company) as of October 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Northern Capital Securities Corporation as of October 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Norwood, Massachusetts
November 19, 2008

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF FINANCIAL CONDITION

October 31, 2008

ASSETS

Cash	$	315,189
Deposit with clearing organization		25,000
Receivable from broker-dealers and clearing organizations		188,556
Furniture and equipment, at cost, less accumulated depreciation of $5,490		21,960
	$	550,705

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	128,990
Stockholder's equity:		
Common stock, no par value, authorized 1,000 shares, issued 12 shares		63,552
Additional paid-in capital		25,000
Retained earnings		378,422
Less 12.5 shares of common stock in treasury, at cost		(45,259)
Total stockholder's equity		421,715
	$	550,705

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF INCOME

For the Year Ended October 31, 2008

Revenues:	
Commissions	$ 2,002,310
Other	7,812
	2,010,122
Expenses:	
Employee compensation and benefits	1,144,914
Communications and data processing	23,393
Occupancy	50,226
Other expenses	533,629
	1,752,162
Income before income taxes	257,960
Income taxes	3,434
Net Income	$ 254,526

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

For the Year Ended October 31, 2008

	Common Stock	Additional Paid-In Capital	Treasury Stock	Retained Earnings	Total
Balance at November 1, 2007	$ 63,552	$ 25,000	$ (45,259)	$ 123,896	$ 167,189
Net income	-	-	-	254,526	254,526
Balance at October 31, 2008	$ 63,552	$ 25,000	$ (45,259)	$ 378,422	$ 421,715

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

STATEMENT OF CASH FLOWS

For the Year Ended October 31, 2008

Cash flows from operating activities:	
Net income	$ 254,526
Adjustments to reconcile net income	
to net cash used in operating activities:	
Depreciation	5,490
(Increase) decrease in operating assets:	
Increase in receivable from broker-dealers and clearing organizations	(75,955)
Decrease in deferred income taxes	3,200
Decrease in other assets	7,913
(Decrease) increase in operating liabilities:	
Increase in accounts payable and accrued expenses	66,663
Decrease in income taxes payable	(3,656)
Net cash provided by operating activities	258,181
Cash flows from investing activities	
Purchase of furniture and equipment	(27,450)
Cash flows from financing activities	
None	-
Increase in cash	230,731
Cash at beginning of the year	84,458
Cash at end of the year	$ 315,189
Supplemental cash flow disclosures:	
Income tax payments	$ 8,699
Interest expense	$ -

The accompanying notes are an integral part of these financial statements.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS

OCTOBER 31, 2008

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Securities Transactions

Customers' securities transactions are recorded on a settlement date basis. The related commission income and expenses are also recorded on the settlement date basis.

Advertising

The Company expenses the cost of advertising as incurred. Advertising expense was $6,893 for the fiscal year ending October 31, 2008.

Property and Equipment

Property and equipment are recorded at cost. The cost of maintenance and repairs is charged to operations as incurred. Major improvements to property and equipment are capitalized. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

Income Taxes

The Company operates as an S Corporation. As such, the Corporation's income or loss and credits are passed through to the stockholder, and reported on his individual income tax returns.

Statement of Cash Flows

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than ninety days, that are not held for sale in the ordinary course of business.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

NOTE 3 - NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company had net capital of $399,755 which was $391,156 in excess of its required net capital of $8,599. The Company's net capital ratio was .32 to 1.

NOTE 4 – EMPLOYEE BENEFITS

The Company has a 401(k) savings plan for all employees. The Company at its discretion may match employee contributions to the plan. For the fiscal year ending October 31, 2008 only administrative fees were incurred by the Company.

The Company, at its discretion may make a profit sharing contribution, which is allocated to employees based on salary. For the fiscal year ending October 31, 2008, there was no contribution nor accrual.

NOTE 5 -   LONG TERM LEASES

The Company leases its operating facility under an operating lease expiring in March, 2012. Lease expense for fiscal year 2008 was $48,965.

NORTHERN CAPITAL SECURITIES CORPORATION

NOTES TO FINANCIAL STATEMENTS, CONTINUED

OCTOBER 31, 2008

NOTE 5 -   LONG TERM LEASES (Continued)

Minimum future lease payments for non-cancelable operating leases are approximately:

2009	$48,951
2010	50,142
2011	51,334
2012	21,596
	$172,023

The Company is also responsible for operating costs and real estate taxes for the above operating lease.

NOTE 6 - OFF BALANCE-SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties include banks, other financial institutions, and the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

The Company maintains cash in bank accounts in excess of the established limit insured by the Federal Deposit Insurance Corporation (FDIC).

NORTHERN CAPITAL SECURITIES CORPORATION

SUPPLEMENTARY SCHEDULES

OCTOBER 31, 2008

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800   Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditor's Report on
Supplementary Information Required by Rule 17a-5 of the
Securities and Exchange Commission

Board of Directors
Northern Capital Securities Corporation

We have audited the accompanying financial statements of Northern Capital Securities Corporation as of and for the year ended October 31, 2008, and have issued our report thereon dated November 19, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Norwood, Massachusetts
November 19, 2008

SCHEDULE I

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL
PURSUANT TO RULE 15c3-1

OCTOBER 31, 2008

AGGREGATE INDEBTEDNESS:
Accounts payable and accrued expenses $ 128,990

NET CAPITAL:	
Common stock	$ 63,552
Additional paid-in capital	25,000
Retained earnings	378,422
Treasury stock	(45,259)
	$ 421,715

ADJUSTMENTS TO NET CAPITAL:	
Furniture and equipment	(21,960)
Net Capital, as defined	$ 399,755

NET CAPITAL REQUIREMENT	$ 8,599
NET CAPITAL IN EXCESS OF REQUIRMENT	$ 391,156
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.32 to 1

Reconciliation with Company's computation of net capital:

Net capital as reported in Company's Part IIA (unaudited)	
FOCUS Report	$ 406,359
Net audit adjustments	15,356
Increase in non-allowables and haircuts	(21,960)
Net capital per above	$ 399,755

SCHEDULE II

NORTHERN CAPITAL SECURITIES CORPORATION

COMPUTATION FOR DETERMINATION OF
RESERVE REQUIREMENTS FOR BROKER/DEALERS UNDER
RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

OCTOBER 31, 2008

Northern Capital Securities Corporation is exempt under subparagraph (k)(2)(i) from the reserve requirements of Rule 15c3-3 as its transactions are limited, such that it does not handle customer funds or securities, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

LARRY D. LIBERFARB, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
AND FINANCIAL ADVISORS

11 Vanderbilt Avenue, Suite 220, Norwood, Massachusetts 02062
Tel. (781) 255-8800 Fax (781) 255-9217
E-Mail: Info@Liberfarb.com

Independent Auditors' Report on Internal
Control Required by SEC Rule 17a-5

Board of Directors
Northern Capital Securities Corporation

In planning and performing our audit of the financial statements of Northern Capital Securities Corporation (the Company), as of and for the year ended October 31, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

2. Making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in

conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considerer to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe the Company's practices and procedures, as described in the second paragraph of the report, were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Larry D. Liberfarb, PC
Norwood, Massachusetts
November 19, 2008